5605 MacArthur Boulevard

Irving, Texas 75038

Phone: 972-819-3676

Fax: 972.819.3644

tietek.com

February 28, 2008

United States Securities and Exchange Commission

1 Station Place, N.E. Stop 7010

Washington D.C. 20549

Attention: Tracey McKoy, Division of Corporate Finance

Facsimile Number: (202) 772-9368

Dear Sirs and Madams:

This letter contains North American Technologies Group, Inc.’s (the “Company”) responses to the Securities and Exchange Commission (“SEC” or “Commission”) comments contained in its letter to the Company dated February 7, 2008 (“Letter”).

The responses contained herein are given in the same order and are numbered in the same manner as presented in the SEC’s letter of February 7, 2008.

Form 10-KSB for the Fiscal Year Ended September 30, 2007 Revenue Recognition, page 11

1. In the case of ties sold to your major customer, please clarify for us in a letter and revise future filings to more fully explain how you satisfied the guidelines set forth in SAB Topic 13.A.3.a for revenue recognition related to bill and hold sales.

For its major customer, the Company follows the general industry practice of revenue recognition for delivery of railroad ties at a seller’s manufacturing facility. For an example of such industry practice see the most recently filed Form 10-K of Koppers, Inc. which states:

“We recognize revenue related to the procurement of certain untreated railroad crossties upon transfer of title, which occurs upon delivery to our plant and acceptance by the customer. Our recognition of revenue with respect to untreated crossties meets all the recognition criteria of the Securities and Exchange Commission’s Staff Accounting Bulletin Topic 13A3, including transfer of title and risk of ownership, the existence of fixed purchase commitments and delivery schedules established by the customer and the completion of all performance obligations by us.”

Additionally, the Company recognizes revenue in accordance with the guidelines of SAB Topic 13A 3a which are set out below, together with the Company’s comments thereto:

A. The risks of ownership must have passed to the buyer.

The November 2002 agreement with the customer, provided that the Company would maintain at the Company’s facility an inventory of as many as 10,000 (increased in a June 2007 amendment to all ties held at the Company’s facility in Marshall, Texas) of the customer’s ties and the customer would take title to ties delivered to the customer. The risk of loss thus transfers to the customer upon taking title to the ties.

B. The customer must have made a fixed commitment to purchase the goods, preferably in written documentation.

The customer and the Company entered into the November 2002 letter agreement under which the customer agreed to purchase a certain number of ties. This agreement has been amended from time to time as noted in the Company’s public filings. In June of 2007, the customer committed to purchase a certain number of ties during each of the calendar years 2008 and 2009 upon submission of purchase orders to the Company.

The Company’s past and current practice, as the ties are manufactured, is to fax the customer advising it that the Company has a specific number of ties available for purchase. The fax sets forth the number of ties and the bundle numbers (the ties are banded together generally in bundles of 15) that are available for purchase. The customer then faxes the Company, generally in the same day, an authorization, advising the Company that it will purchase those tie bundles. The authorization contains a purchase order number under which the Company submits its electronic invoice for payment.

C. The buyer, not the seller, must request that the transaction be on a bill and hold basis. The buyer must have a substantial business purpose for ordering the goods on a bill and hold basis.

In all of its agreements with the Company the customer has requested the Company hold ties at the Company’s facility and bill for such ties when they are segregated into the customer’s storage area. Accordingly, the Company has adopted and has consistently applied its revenue recognition policies to the sales of ties to its major customer.

The tie manufacturing industry and the Company recognize that rail customers substantial business purpose for holding ties at the seller’s facilities is that the customer generally does not have its own storage facilities and storing the ties at the Company’s facility allows the customer to ship the ties directly to the location where its rail track maintenance is being performed. Additionally, specific track maintenance programs encompass the replacement of a large number of ties and it is more practical for the customer to leave those ties at the Company’s facility and pick them up en masse in lieu of in small quantities. Since the customer can not determine the exact times at which its track maintenance programs are scheduled to begin and end, it must keep a certain number of ties ready for shipment to the location of its next track maintenance program. As set forth in A above, the public filings of one wood tie manufacturer indicate that the practice of storing ties is followed by its railroad customers.

D. There must be a fixed schedule for delivery of the goods. The date for delivery must be reasonable and must be consistent with the buyer’s business purpose (e.g., storage periods are customary in the industry).

The customer does not provide a fixed delivery schedule, for the reasons set forth in the answer to the previous item C. However, the customer’s track maintenance occurs more or less evenly throughout the year, evidenced by the fact that the customer loaded ties onto its railcars 66 times at the Company’s Marshall, Texas during the fiscal year ended September 30, 2007.

E. The seller must not have retained any specific performance obligations such that the earning process is not complete.

Once the ties are set aside in the customer’s onsite storage area the Company has no further obligations with respect to the sale of the ties, other than loading the ties onto the customer’s railcars.

F. The ordered goods must have been segregated from the seller’s inventory and not be subject to being used to fill other orders.

There is a designated area at the Company’s Marshall, Texas facility into which the customer’s ties are placed, upon approval by the customer of its purchases. The Company maintains records of the customer’s inventory both as to additions thereto and removals therefrom. The customer and the Company periodically, sometimes randomly as directed by the customer, perform a count of the customer’s inventory to reconcile the number of counted ties with the number contained in the customer’s and the Company’s inventory records. Additionally, the Company conducts its own monthly count of the customer’s inventory and again reconciles such count to its records of the customer’s inventory. These counting and reconciliation processes help provide assurance that the ties cannot be withdrawn by the Company from the customer’s inventory to fill other orders.

G. The equipment [product] must be complete and ready for shipment.

When the ties are segregated to the customer’s inventory area, the ties are banded together with steel bands generally in lots of 15. The banded bundles are ready for shipment and are loaded onto the customer’s railcars and shipped in that form when the customer so requests.

Form 10-KSB for the Fiscal Year Ended September 30, 2007 Revenue Recognition, page 11

2. Please tell us in a letter and expand future disclosures to more fully explain your customer acceptance provisions, including the terms and clarify how those provisions impact revenue recognition. Refer to SAB Topic 13A 3b for guidance.

The guidelines of SAB Topic 13 A 3b are set out below and are used to explain the Company’s revenue practices related to the customer. The particular provision is as follows:

“After delivery of a product or performance of a service, if uncertainty exists about customer acceptance, revenue should not be recognized until acceptance occurs. Customer acceptance provisions may be included in a contract, among other reasons, to enforce a customer’s rights to (1) test the delivered product, (2) require the seller to perform additional services subsequent to delivery of an initial product or performance of an initial service (e.g., a seller is required to install or activate delivered equipment), or (3) identify other work necessary to be done before accepting the product. The staff presumes that such contractual customer acceptance provisions are substantive, bargained-for terms of an arrangement. Accordingly, when such contractual customer acceptance provisions exist, the staff generally believes that the seller should not recognize revenue until customer acceptance occurs or the acceptance provisions lapse.”

Prior to 2007 the Company and the Customer had agreed upon a quality assurance protocol that encompassed a number of testing parameters. During calendar year 2007, the Company and the customer further agreed upon an enhanced quality assurance protocol under which among other things the recycled plastic used in the ties was tested by the Company and verified by independent testing laboratories.

Prior to notifying the customer that the ties are available for purchase, the Company performs the enhanced quality tests and only after ties pass the enhanced quality assurance protocol does the Company notify the customer that the ties are available for purchase. Because of the relative homogenous composition of the ties, their similar physical characteristics and the enhanced quality assurance protocol, the customer accepts the ties without the requirement of further testing. Since the adoption of the enhanced quality assurance protocol there have been few instances of ties breaking during installation. For this reason the Company believes that its current charge of 2% of revenue for estimated replacements of tie under general warranty is adequate. Prior to the establishment of this procedure, the Company did ship some ties that broke upon installation. The exact cause of the breakage, whether due to improper installation procedures or faulty tie quality, could not be determined. Therefore, the Company agreed, for good business reasons, including maintenance of the customer relationship, to replace these ties even though it was under no contractual obligation to do so.

As explained in the answer to B and E. above, once the ties are set aside into the customer’s inventory area, the Company’s obligations with respect to the ties are substantially complete.

Warranty Reserve, page 12

3. We note that the warranty reserve comprises 33% of current liabilities and that the 2006 expense approximates 12% of sales for the period. Given the materiality of this liability, please revise MD&A in future filings (including your next quarterly report) to explain to readers the expected impact of this liability on liquidity and future operating results. For example, please quantify the number of ties that are expected to be produced in order to satisfy the liability and whether this obligation could adversely impact the company’s ability to fulfill sales orders in the succeeding 12 months. In this regard, we note that the liability approximates the balance of ending inventory. If the reserve is not expected to be liquidated in the succeeding 12 months then that fact should be explained. See Section 501.14 of the Financial Reporting Codification.

Even though your letter indicates that the above request should be explained in its future filings, the Company included in its most recently filed 10-QSB in the MD&A under the topic LIQUIDITY AND CAPITAL RESOURCES the following:

While the Company generally provides no warranties for its ties, under limited circumstances, the Company has agreed at times to replace, in kind, ties that have broken upon installation and ties that were manufactured during the same period as the broken ties. In such cases, the Company records a provision for estimated future costs relating to warranty expense, in the period in which such costs become probable. In addition, the Company records a general estimate for warranty expense based on revenues. As of December 30, 2007, the balance of the warranty reserve represented approximately 35,000 ties, which consist of approximately 27,400 ties, the replacement of which will be made for specifically identified customers and events, and approximately 7,600 ties that are subject to the Company’s general estimate of possible replacements, which amount represents less than 2% of the Company’s production of ties during the last three calendar years. Regarding the replacement of approximately 27,400 ties, the Company did ship some ties that broke upon installation. The exact cause of the breakage, whether due to improper installation procedures or faulty tie quality could not be determined. Therefore, the Company agreed, for good business reasons, including maintenance of the customer relationship, to replace these ties even though it was under no contractual obligation to do so. Of these 27,400 ties the Company expects that it will replace approximately 5,300 ties through September 30, 2008. Under its current arrangement with one of its customers the remaining ties are to be replaced during the calendar year ending September 27, 2009, but the Company may replace ties during the fiscal year ending September 30, 2008, depending upon its production capacity and its liquidity.

The replacement of a large number of ties under warranty obligation could affect the Company’s liquidity, in that the cost of replacement is incurred without corresponding revenue. The replacement of those ties could have a material and adverse impact on the Company’s liquidity and would require it to seek additional financing if other liquidity factors remained unchanged.

Net Sales, page l2

4. The impact of price changes on the reported sales increase is not clear. In future filings, please quantify the extent to which sales were impacted by changes in volume and by changes in price. See Section 501.04 of the Financial Reporting Codification.

Even though your letter indicates that future filings should contain this explanation we set out the verbiage contained in our most recently filed form 10-QSB in the MD&A discussion section under the topic Results of Operations for the three months ended December 30, 2007 versus December 31, 2006 – Sales.

“Net sales for the three months ended December 30, 2007 and December 31, 2006 were $7,020,608 and $4,028,896, respectively, and related solely to the sale of crossties. The increase in revenues of $2,991,712 between these two periods resulted from a 29% increase in the number of ties sold and a 35% increase in the average sales price of ties sold during the three month period ended December 30, 2007 compared to the three month period ended December 31, 2006. The increase in the number of ties sold resulted from the increased production of crossties at the Marshall Facility, which is currently producing ties from its two production lines at their approximate design capacity.”

In future filings we will explain increases in revenue in the same manner as set forth above.

Impairment Charges, page 13

5. In future filings, please disclose the specific adverse business, economic and competitive factors that caused the material asset impairments. Disclose the specific accounting estimates and assumptions that were changed in response to these adverse developments. Furthermore, please disclose the corresponding implications on future operating results. For example, readers should be clearly informed about how these impairments reflect upon the changes in management’s view concerning the company’s operating strategies, competitive environment, and growth prospects. Disclose also the remaining carrying value of any assets that were impaired. Please see the specific guidance in section 501.12.b.4 of the Financial Reporting Codification.

The Company recorded and reported an impairment charge during the quarter ended September 30, 2007. The explanation of this charge contained in the Company’s most recently filed Form 10-QSB under Note 4 to the Company’s unaudited financial statements.

“For the year ended September 30, 2007, pursuant to our impairment policy, we performed an impairment test of our property and equipment and patents and purchased technologies. As a result of that test, the Company recorded a $1,837,995 charge for impairment of certain plant assets, which wrote down the assets to their estimated fair value. The fair value was determined by comparisons to recent sales of comparable equipment. The impairment charge was taken on the equipment of the Houston facility subsequent to the shut down of that facility. This equipment was moved to Marshall, Texas when we determined that we did not have adequate orders to support the resumption of production of the Houston facility. Currently the Company has no plans for resuming additional production using the equipment, but believes that it can be used as spare equipment to maintain the current production capacity of the Marshall Facility. As of December 30, 2007, the net book value of that equipment after the impairment charge was $644,897.”

The Company’s MD&A discussion in its most recently filed 10-QSB under the topic LIQUIDITY AND CAPITAL RESOURCES included a further explanation stating that the Company believe that lack of such orders is not necessarily indicative of a lack of market demand for ties that the equipment was generally designed to produce, i.e. ties of non-standard lengths.

The substance of this explanation is that during the quarter ended September 30, 2007 the Company recorded an impairment charge related to its Houston facility equipment, primarily because it did not have and at that time could it reasonably estimate for the foreseeable future, sufficient sales orders to support the retention of book value. The Company’s impairment test, based on the estimated cash flows from this asset, also did not support the valuation.

If the Company records any future impairment charges it will incorporate the comments included in the Commission’s letter.

Factors Which May Affect Future Operating Results, page 19

6. Sales for the quarter ended December 31, 2006 represents approximately 19% of total sales for the fiscal year ended September 30, 2007, whereas sales for the quarter ended December 31, 2005 represents approximately 5% of the sales for the fiscal year ended December 31, 2005. It is not clear why the sales for the period ended December 31, 2005 are relatively low and whether you expect this trend to continue in future periods. Please revise future filings to discuss the key drivers or seasonal factors impacting your quarterly sales. Please see the specific guidance in section 501.04 of the Financial Reporting Codification.

The increase in sales for the period ended December 31, 2006 compared to December 31, 2005 resulted from increase in plant efficiency. In the early stages of operations of the Company’s Marshall, Texas facility there were productions problems normally associated with the start up of new production lines. The plant was not operating at designed capacity. The Company’s start up problems prevented the Company from making sufficient ties to satisfy customer orders and particularly in the quarter ended December 2005 the Company’s Marshall, Texas facility was producing a relative small number of ties due to the production problems. The revenue numbers for that period are therefore skewed as a result. The Company does not believe that lower sales during its earlier operating periods are reflective of seasonality of demand. In fact, the Company reported in its most recently filed 10-KSB that it had achieved designed production capacity, and that sales to all of its customers would consume all of its production through June 2008. Therefore, the Company believes that there is no demand seasonality associated with the sale of its ties.

Factors Which May Affect Future Operating Results, page 19

7. In future filings please expand your raw material risk factor disclosure to more fully inform readers about the extent to which operating results may be materially impacted by changes in commodity prices such as wood and petroleum. Please also disclose whether management uses specific strategies to manage this risk. See Section 501.12.b.1 of the Financial Reporting Codification.

Even though your letter indicates that in future filings the Company should expand its explanation of how operating results could be impacted by changes in commodity prices, the Company included in our most recently filed 10-QSB in the MD&A discussion under the topic Results of Operations – Gross Profits the following:

“Provided however, the per tie cost reductions have been and may in the future be offset by an increase in the price of recycled plastic, a major component of a tie. Because of the fragmented nature of the recycled plastic industry and because there is no organized trading markets for recycled plastics the

Company does not engage in hedging or other similar activities to manage the risk of price increases of recycled plastics.”

Also, because of the fragmented nature of the recycled plastic industry the Company can not draw a direct correlation between the cost of recycled plastic and the cost of commodities such as petroleum, wood or other commodities. The Company has chosen to explain that its costs and potential profits could be adversely affected by increases in the price of recycled plastic, a major component of its composite ties.

The Company will include a discussion similar in nature to the above discussion its future filings.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures contained in its filings, that comments or changes to disclosures in response to staff comments does not foreclose the Commission from taking any action with respect to its filings and the Company may not assert as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely Yours,

/s/ Alex C. Rankin

Alex C. Rankin, Chief Executive Officer

North American Technologies Group, Inc.